Exhibit 21.1

SUBSIDIARIES OF COSTAMARE PARTNERS LP

Name of Subsidiary	Jurisdiction of Incorporation
Costamare Partners Holdings LLC	Marshall Islands
Capetanissa Maritime Corporation*	Liberia
Jodie Shipping Co.*	Liberia
Kayley Shipping Co.*	Liberia
Raymond Shipping Co.*	Liberia

* Reflects organizational structure following the close of this offering.